Exhibit 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS
This management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements and their accompanying notes as at and for the six month period of Fiscal 2007 ended September 30, 2006, as well as the audited annual consolidated financial statements and their accompanying notes, and management’s discussion and analysis for the year ended March 31, 2006 included in our 2006 Annual Report. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). These differences as they affect the unaudited interim consolidated financial statements are described in Note 11 to our unaudited interim consolidated financial statements. All amounts following are expressed in Canadian dollars unless otherwise indicated.
Additional information relating to AnorMED Inc., including our 2006 Annual Report and our Annual Information Form for the fiscal year ending March 31, 2006, is filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and on the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, under the company name “AnorMED Inc.”.
All statements in this MD&A speak only as of October 26, 2006, unless an earlier date is indicated and, except as required by law and the rules and regulations of the applicable regulatory authorities, we disclaim any obligation to update or revise these statements.
ABOUT FORWARD LOOKING STATEMENTS
The following MD&A contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, and forward looking information within the meaning of applicable securities laws in Canada, (collectively referred to as “forward-looking statements”). Statements, other than statements of historical fact, are forward-looking statements and include, without limitation, statements regarding our strategy; future operations; timing and completion of clinical trials; and prospects, plans and objectives of management. The words “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking statements, which include underlying assumptions, although not all forward-looking statements contain these identifying words. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other things contemplated by the forward-looking statements will not occur. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, outlooks, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.
Although our management believes that the expectations represented by such forward-looking statements are reasonable, there is significant risk that the forward-looking statements may not be achieved, and the underlying assumptions thereto will not prove to be accurate. Forward-looking statements in this MD&A include, but are not limited to, statements about:
•	our expectations regarding our annual bonus plan and our Special Bonus Program;
•	our plans to initiate a series of additional Company-sponsored clinical studies in the U.S. and Europe involving MOZOBIL;
•	our expectation that under the terms of severance agreements, retention bonuses will be payable to senior management if certain conditions are fulfilled;
•	our expectation that under the terms of our Incentive Stock Option Plan, the vesting of certain eligible stock options will accelerate and become fully exercisable;
•	our expectation that a contingent liability of $2,050,000 will be payable to senior management upon termination of their employment contracts prior to April 21, 2008;

•	our expectation that the Company is contractually obligated to pay certain individuals severance and benefits over the next twelve months, subject to a reduction if these individuals find new employment during the severance term;
•	our expectation that Genzyme may be entitled to payment of U.S.$19.5 million from us if our Board accepts a superior proposal that Genzyme decides not to match;
•	our estimates of the market potential for our products;
•	our expectation that MOZOBIL, if approved, would address a substantial unmet medical need in the area of stem cell transplantation and generate significant earnings;
•	our expected release in the first half of 2007 of top-line data and results from two pivotal Phase III studies for the use of MOZOBIL in cancer patients undergoing stem cell transplantation;
•	our plans to file a NDA for marketing approval with the United States FDA in 2007;
•	our expectation that MOZOBIL can be used to increase the effectiveness of standard chemotherapy in the treatment of leukemia;
•	our expectation that we will initiate clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients;
•	our additional valuation drivers beyond MOZOBIL, namely our leading platform in the inhibition of the CXCR4 receptor, which we expect to offer a significant opportunity in the treatment of HIV, as well as various oncological and inflammatory diseases;
•	our expectation that our identification of additional pre-clinical CXCR4 inhibitors could be brought into clinical development for additional indications;
•	our expectation that we will receive cash proceeds from the exercise of stock options;
•	our expectation that we will obtain patents and other intellectual property rights for our drug candidates;
•	our expectation that we will be able to protect our intellectual property rights and not infringe on the intellectual property rights of others; and
•	our expectations with respect to future growth and revenue.
With respect to the forward-looking statements contained in this MD&A, we have made numerous assumptions regarding, among other things:
•	our ability to make certain payments pursuant to our annual bonus plan and Special Bonus Program;
•	our ability to initiate a series of additional Company-sponsored clinical studies in the U.S. and Europe involving MOZOBIL;
•	our ability to pay retention bonuses to senior management if certain conditions are fulfilled;
•	our ability to pay certain individuals severance and benefits;
•	our ability to pay Genzyme U.S.$19.5 million if our Board accepts a superior proposal that Genzyme decides not to match;
•	our ability to estimate the market potential for our products;
•	our ability to obtain regulatory approvals for MOZOBIL and our other drug candidates;
•	our ability to release, in the first half of 2007, top-line data and results from two pivotal Phase III studies for the use of MOZOBIL in cancer patients undergoing stem cell transplantation;
•	our ability to file a NDA for marketing approval with the United States FDA in 2007;
•	our ability to demonstrate that MOZOBIL can be used to increase the effectiveness of standard chemotherapy in the treatment of leukemia;

•	our ability to initiate clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients;
•	our ability to develop our additional valuation drivers beyond MOZOBIL;
•	our ability to bring into clinical development our identification of additional pre-clinical CXCR4 inhibitors for additional indications;
•	our ability to receive cash proceeds from the exercise of stock options;
•	our ability to conduct planned preclinical and clinical studies and obtain regulatory approvals;
•	our ability to obtain patents and other intellectual property rights for our drug candidates;
•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others; and
•	our ability to project future growth and revenue.
     The foregoing list of assumptions is not exhaustive.
Actual results or events could differ materially from the plans, intentions and expectations expressed or implied in any forward-looking statements, including the underlying assumptions thereto, as a result of numerous risks, uncertainties and other factors including:
•	we may not be able to make certain payments pursuant to our annual bonus plan and Special Bonus Program;
•	we may not have the ability to initiate a series of additional Company-sponsored clinical studies in the U.S. and Europe involving MOZOBIL;
•	we may not have the ability to pay retention bonuses to senior management if certain conditions are fulfilled;
•	we may not have the ability to pay certain individuals severance and benefits;
•	we may not have the ability to pay Genzyme U.S.$19.5 million if our Board accepts a superior proposal that Genzyme decides not to match;
•	we may not have the ability to estimate the market potential for our products;
•	we may not have the ability to obtain regulatory approvals for MOZOBIL and our other drug candidates;
•	we may not have the ability to release, in the first half of 2007, top-line data and results from two pivotal Phase III studies for the use of MOZOBIL in cancer patients undergoing stem cell transplantation;
•	we may not have the ability to file a NDA for marketing approval with the United States FDA in 2007;
•	we may not have the ability to generate significant earnings from MOZOBIL;
•	we may not have the ability to assess the likelihood of success of the trial and subsequent regulatory approval of MOZOBIL for the stem cell transplantation indication;
•	we may not have the ability to demonstrate that MOZOBIL can be used to increase the effectiveness of standard chemotherapy in the treatment of leukemia;
•	we may not have the ability to initiate clinical studies for MOZOBIL for use as a chemosensitizer for treatment of leukemia patients;
•	we may not have the ability to develop our additional valuation drivers beyond MOZOBIL;
•	we may not have the ability to bring into clinical development our identification of additional pre-clinical CXCR4 inhibitors for additional indications;
•	we may not receive cash proceeds from the exercise of stock options; we may not have the ability to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals;

•	we may not have the ability to obtain patents and other intellectual property rights for our drug candidates;
•	we may not have the ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others; and
•	we may not have the ability to project future growth and revenue.
Although we have attempted to identify the forward-looking statements, the underlying assumptions, and the risks, uncertainties and other factors that could cause actual results or events to differ materially from those expressed or implied in the forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements. In addition to the forward-looking statements and associated risks set out in this MD&A, investors and shareholders are strongly advised to refer to the additional assumptions and risks set out in the section entitled “RISK FACTORS” in the Company’s Short Form Base Shelf Prospectus dated September 11, 2006, available free of charge at www.sedar.com or from AnorMED’s Secretary. We undertake no obligation to revise or update any forward-looking statements as a result of new information, future events or otherwise, after the date hereof, except as may be required by law.
OVERVIEW
AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.
Our lead product, MOZOBILTM, is a stem cell mobilizer for stem cell transplants, a procedure used to restore the immune system of cancer patients who have had treatments that previously destroyed their immune cells. MOZOBIL works by triggering the rapid movement of stem cells out of the bone marrow and into circulating blood. Once in the circulating blood, stem cells can be collected for use in a stem cell transplant. In Phase II studies, MOZOBIL consistently demonstrated the ability to help cancer patients collect more of their own stem cells, resulting in an increase in the potential for these patients to be able to undergo a stem cell transplant.
MOZOBIL is currently the subject of two Phase III clinical studies at up to 45 major centres in the U.S., Canada and Europe involving 300 cancer patients each, with either non-Hodgkin’s lymphoma (“NHL”) or multiple myeloma (“MM”) and who are undergoing autologous stem cell transplantation as a part of their treatment. Both Phase III studies are randomized, double-blind, placebo-controlled, comparative trials of MOZOBIL plus Granulocyte Colony Stimulating Factor (“G-CSF”) versus placebo plus G-CSF, the current standard drug used to stimulate the mobilization of stem cells from bone marrow.
The Company has completed enrollment in both the MM and NHL Phase III trials and expects to announce top-line results from both studies in the first half of 2007. If successful, the results of these clinical studies would be the basis for filings during 2007 and 2008 in the United States, Canada, the European Union (“E.U.”) and other countries seeking approval to market MOZOBIL for these indications.
AMD070 is an orally bioavailable small molecule inhibitor of the CXCR4 chemokine receptor. CXCR4 can be used by HIV to enter and infect healthy cells. AMD070 is currently in two proof-of-principal trials to evaluate safety and preliminary efficacy inhibiting HIV entry in HIV infected patients. One trial is being conducted in collaboration with the U.S. Adult AIDS Clinical Trial Group (“ACTG”), and the other is the AnorMED-sponsored XACT trial. Preliminary safety and activity results from the XACT trial were announced in the fourth quarter of Fiscal 2006. Another AnorMED-sponsored clinical trial, Phase I — XIST, was initiated in the first quarter of Fiscal 2007 to study potential drug interactions of AMD070 in healthy volunteers.
We also have research programs focused on novel classes of compounds that target specific chemokine receptors known to be involved in a variety of diseases:
•	CCR5 in HIV – we have an active program to identify inhibitors of the CCR5 chemokine receptor that is also used by HIV to enter and infect healthy cells.

•	CXCR4 in Oncology – we have a number of well-established collaborations with research groups around the world for preclinical work in this area.
We also have several licensing agreements for products which we developed a number of years ago:
•	FOSRENOL™ has received U.S. and recently, European regulatory approvals and is licensed to Shire Pharmaceuticals Group plc (“Shire”) who may purchase the global patents from us upon payment of U.S.$31 million. We have received U.S.$25 million in milestone payments to date.

•	Picoplatin (formerly NX473) has been licensed to Poniard Pharmaceuticals, Inc. (“Poniard”, formerly NeoRx Corporation) for up to an additional U.S.$5 million in milestones and single digit royalty payments upon product sales assuming future marketing approval. This agreement was amended this quarter to include an additional U.S.$10 million in upfront royalty payments in exchange for reduced milestones and royalty rate as well as an expansion of the territory to include Japan. This drug candidate is in two Phase I/II and a Phase II clinical trial.

•	Atiprimod has been licensed to Synergy Pharmaceuticals Inc. (“Synergy”, a wholly-owned subsidiary of Callisto Pharmaceuticals, Inc.) for up to U.S.$30 million in milestones and up to 15% in royalty payments. This drug candidate is in a Phase Ib/IIa clinical trial.
SECOND QUARTER OF FISCAL 2007 DEVELOPMENTS
Recent Corporate Developments
On September 1, 2006 we received an offer (the “Original Genzyme Offer”), by Dematal Corp. (the “Offeror”), a wholly owned subsidiary of Genzyme Corporation (“Genzyme”), to purchase all of the outstanding common shares (the “Shares”) of AnorMED for U.S.$8.55 per Common Share. On September 5, 2006 our Board issued a directors’ circular setting out the reasons why the Board determined that shareholders should reject the Original Genzyme Offer and not tender their shares. We also initiated a process to allow other parties to conduct due diligence on the Company with a view to making a superior proposal. On September 26, 2006 we announced that we had received a superior proposal from Millennium Pharmaceuticals Inc. for U.S.$12.00 per common share and that the Board had entered into to a support agreement for this proposal. On September 29, 2006 Genzyme indicated they were prepared to make a revised offer that could be superior to the Millennium offer. On October 10, 2006, Genzyme issued a press release announcing that it was prepared to increase its offer to acquire all outstanding shares of AnorMED to U.S.$13.50 per share, contingent upon AnorMED executing a support agreement with Genzyme and the execution of a support agreement by 5:30 p.m. (Boston time) on October 17, 2006. On the morning of October 16, 2006, AnorMED received a letter from Millennium indicating that it was not intending to exercise its right to match the Genzyme proposal within the 3 business days pursuant to the Millennium Support Agreement. Following receipt of the letter from Millennium, AnorMED’s legal advisors discussed with Millennium’s legal advisors the terms of a termination and release agreement (“Termination and Release Agreement”) dealing with the termination of the Millennium Support Agreement and the payment by AnorMED of the U.S.$19.5 million non-completion fee (“Non-Completion Fee”) to Millennium as contemplated by the Millennium Support Agreement. On October 17, 2006, AnorMED and Genzyme issued a joint press release announcing the Termination and Release Agreement between AnorMED and Millennium, the Revised Offer and the entering into of a support agreement between AnorMED and Genzyme. We paid the U.S.$19.5 million non-completion fee on October 17, 2006. Under the Genzyme support agreement, Genzyme may be eligible for a U.S.$19.5 million non-completion fee under certain circumstances.
As a result of the takeover proposals, during the fiscal quarter ended September 30, 2006, our Board of Directors has approved a Cash Incentive Program for management and non-management employees in the amount of approximately $1,691,000 representing an acceleration of the Company’s annual bonus plan that will be paid out upon the closing date of a transaction or the expiry date of a take-over bid, provided that they are employed on that date. In addition, a Special Bonus Program was approved for certain employees and directors in the amount of approximately $1,650,000 payable on the same date. Special cash consideration of approximately $45,000 will be made on the same date to those employees who were contractually assigned options but were never granted them and the vesting of all outstanding options was accelerated to October 21, 2006.

In addition, due to the uncertainty of the pending take-over proposal it is not possible for us to give guidance regarding future revenues and expenditures.
More information and where to find it:
On September 5, 2006, AnorMED filed with the United States and Canadian securities regulatory authorities a Directors’ Circular and Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the offer from Dematal Corp., a wholly-owned subsidiary of Genzyme Corporation. On October 17, 2006, AnorMED filed with the United States and Canadian securities regulatory authorities a Notice of Change to Directors’ Circular and an amendment to the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9. The Directors’ Circular, as supplemented by the Notice of Change, describes the reasons for the Board’s recommendation that shareholders accept the Genzyme Offer. Investors and shareholders are strongly advised to read the Directors’ Circular, Notice of Change and Tender Offer Solicitation/Recommendation Statements on Schedule 14D-9, as well as any amendments and supplements to those documents, because they contain important information. Investors and shareholders may obtain a copy of the Directors’ Circular and Notice of Change at www.sedar.com and the Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 and the amendments thereto from the SEC website at www.sec.gov. Free copies of these documents can also be obtained by directing a request to AnorMED’s Secretary at Suite 200 — 20353 64th Avenue, Langley, British Columbia, Canada V2Y 1N5; telephone (604) 530-1057. Other reports filed by or furnished by AnorMED to the SEC and applicable securities commissions in Canada may also be obtained free of charge at www.sec.gov, www.sedar.com or from AnorMED’s Secretary. More information about AnorMED is available online at www.anormed.com. YOU SHOULD READ THE DIRECTORS’ CIRCULAR AND NOTICE OF CHANGE, OR THE TENDER OFFER SOLICITATION/RECOMMENDATION STATEMENT, AS AMENDED, CAREFULLY BEFORE MAKING A DECISION CONCERNING THE GENZYME OFFER.
MOZOBIL
MOZOBIL development continues to progress on schedule with two Phase III studies ongoing at up to 45 transplant centers in the U.S., Canada and Europe. We announced that the MM trial had completed enrollment on July 10, 2006, having enrolled 300 patients. On October 23, 2006 we announced that the NHL trial had also completed enrollment and that we expect to announce top-line data for both trials in the first half of 2007.
Our Phase II program to support planned regulatory filings in both Europe and the U.S. has 5 protocols currently recruiting at sites in the U.S. and Canada. One European Phase II trial has recently completed enrollment. All of these clinical trial costs are being borne by AnorMED including a trial with MOZOBIL in combination with G-CSF and Rituxan that was initiated in the first quarter of Fiscal 2007.
Our Compassionate Use of MOZOBIL Program (“CUP”) has now enrolled over 350 patients and provides MOZOBIL to cancer patients who have failed prior attempts to collect stem cells for transplant using standard mobilization regimens. In addition, investigator-sponsored studies are ongoing to evaluate MOZOBIL as a single agent in allogeneic transplantation.
Plans are also underway to initiate a series of additional Company-sponsored clinical studies in the U.S. and Europe involving MOZOBIL. These studies will give physicians more experience using MOZOBIL in transplant. In addition, trials are being planned to investigate potential additional applications for MOZOBIL to improve the effectiveness of chemotherapy for leukemia patients.
Additional development work for MOZOBIL including work on the chemistry, manufacturing and controls section and the nonclinical section of the New Drug Application (“NDA”) continues.
AMD070
Costs in this program decreased by approximately $1.3 million compared to the first quarter of Fiscal 2007, when we incurred additional drug manufacturing costs for AMD070 and preclinical safety testing with AMD070.

Research Programs
Our in-house research program continues to make progress in the identification of HIV entry inhibitors targeting the CCR5 receptor and in the optimization of pharmacokinetic parameters for the selection of a lead for clinical development.
Licensing Agreements
Shire Pharmaceuticals Group, plc (“Shire”) received regulatory approvals in Germany on September 8, 2006 and in the United Kingdom on September 20, 2006 for FOSRENOL which triggered milestone payments to the Company totalling U.S.$6 million. In March 2004, AnorMED sold the global patent rights for FOSRENOL to Shire. Under the terms of the agreement Shire agreed to pay U.S.$18 million upon regulatory approval in the U.S. (U.S.$18 million received in October 2004), U.S.$7 million upon approval in the relevant European countries (U.S.$1 million received in March 2004 and U.S.$6 million received in September 2006) and a final U.S.$6 million to be received upon regulatory approval in Japan. In consideration of these payments, Shire’s royalty obligations to AnorMED would cease throughout the world and the related patents are assigned to Shire.
As there were no undelivered elements associated with these non-refundable payments of U.S.$6 million, we fully recognised the amounts for the U.K. and German approvals as licensing revenue in the quarter ended September 30, 2006. The milestone payments were made upon achievement of a specific regulatory milestone within the agreement, the respective patents that are assigned to Shire as a result of the milestone achievement are automatically deemed to be included in the definition of ‘Assigned Patents’, the Company has no further involvement or obligation to perform related to that specific element of the arrangement and the collectability of the payments was reasonably assured.
During September 2006, the Company amended the April 2004 license agreement with Poniard Pharmaceuticals Inc. (“Poniard”) to expand the licensed territories to worldwide, forego future development milestones and reduce royalty payments in return for additional upfront milestones. Under the terms of the amendment, the Company will receive a cash payment of U.S.$5 million by October 16, 2006 and an additional cash payment of U.S.$5 million by March 31, 2007. The Company will continue to be eligible to receive a reduced potential partnership revenue stream from Poniard within the first year of this amendment and single digit royalty payments on product sales, assuming future marketing approval. The Company retains rights to a total of U.S.$5 million in commercialization milestone payments if certain sales targets are achieved. The amendment expands Poniard’s licensed rights to picoplatin to include Japan.
As there were no undelivered elements associated with this non-refundable payment of U.S.$10 million, it was fully recognised as licensing revenue in the quarter ended September 30, 2006 and is disclosed net of amounts payable to third parties. We have no further involvement or obligation to perform in relation to this specific element of the amendment and the collectability of the payment was reasonably assured.
Poniard recently entered picoplatin into a Phase I/II colorectal cancer clinical trial and a Phase I/II prostate cancer trial. This drug candidate is also being studied in a Phase II clinical trial in small cell lung cancer patients, which has completed enrollment and is being evaluated for initiation of a Phase III program in 2007.
Synergy is continuing to evaluate the anti-cancer properties of Atiprimod in a Phase Ib/IIa clinical trial in relapsed multiple myeloma patients and has recently announced a decision to initiate a Phase II clinical trial in advanced carcinoid patients.
Other Corporate Developments
On April 21, 2006 a Special Meeting of Shareholders (the “Special Meeting of Shareholders”) was held during which a new Board of Directors was elected. Of the $3,320,000 of legal, financial advisory fees and other associated costs related to this meeting, $2,007,000 was expensed in the first quarter of Fiscal 2007 and the balance was expensed in the fourth quarter of Fiscal 2006. As a result of the change in composition of the Company’s Board of Directors, certain change of control provisions in severance agreements for the Company’s Senior Management team and accelerated vesting provisions for existing stock options under the Company’s Incentive Stock Option Plan were triggered. As at September 30, 2006, under the terms of the severance agreements, retention bonuses of $2,050,000 will be payable to Senior Management on October 21, 2006, if certain conditions are fulfilled and, under the terms of our Incentive Stock Option Plan, the vesting of 363,053 remaining eligible stock options granted prior to April 21, 2006 will accelerate and become fully exercisable on October 21, 2006. A contingent liability of $2,050,000 would also be payable to Senior Management upon termination of their employment contracts prior to April 21, 2008. Further details on the contractual and contingent payments and the accelerated vesting are disclosed in Notes 5, 8, and 6, respectively, in the unaudited interim consolidated financial statements.
Effective May 24, 2006, the Company’s President and CEO resigned. Effective June 2, 2006, the employment of the Company’s Vice President of Corporate Development and Communications was terminated. Due to the change of control provisions outlined above, the Company is contractually obligated to pay these individuals $1,234,000 in severance and benefits over the next twelve months (of which $120,000 was paid this quarter and $779,000 was paid last quarter) with an additional $842,000 to be payable during the following two years, subject to a reduction if these individuals find new employment during the severance term. The total amount of these payments of $2,076,000 was expensed in general and administrative expenses in the quarter ended June 30, 2006. During the quarter ended September 30, 2006 a reduction in the term for the payments under the severance agreement for the former CEO was mutually agreed and as a result a reduction of $538,000 of the long term payable under this agreement was recorded and a recovery of a similar amount was recorded in general and administrative expenses.
Our financial condition and results of operations for the second quarter of Fiscal 2007 were consistent with management’s expectations with the exception of the financial effects of the take-over proposals and the renegotiation of the Poniard agreement and the former CEO’s severance agreement described above. In some instances the timing of certain expenditures were different than originally planned due primarily to the timing of clinical trials, which is inherently difficult to predict due to the number of regulatory and contractual requirements necessary to initiate trials, and the uncertainties of patient enrollment in clinical trials.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
AnorMED’s consolidated financial statements are prepared in accordance with Canadian GAAP. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available to us at the time that they are made. Actual results may differ from our estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the recognized amounts of revenues and expenses during each reporting period. Significant areas requiring the use of management estimates relate to recognition of revenue, stock-based compensation, amortization of property and equipment, and determination of accrued liabilities. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions.
Our accounting principles and critical accounting policies are described in the MD&A and in the annual consolidated financial statements contained in our 2006 Annual Report. During the six months ended September 30, 2006, we have adopted the following accounting polices:
Financial Instruments
As of April 1, 2006, we adopted Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3855 ‘Financial Instruments – Recognition and Measurement’ (“HB-3855”), 3861 ‘Disclosure and Presentation’ (“HB-3861”) and 3865 ‘Hedges’. The Accounting Standards Board issued these standards in April 2005 in order to bring Canadian GAAP for the recognition and measurement of financial instruments, including hedging, in line with U.S. GAAP and international accounting standards. These sections were required to be adopted, together with CICA Handbook Sections 1530 ‘Comprehensive Income’ (“HB-1530”) and 3251 ‘Equity’, for fiscal years beginning on or after October 1, 2006. Early adoption was permitted but only as of the beginning of a fiscal year ending on or after December 31, 2004. Under these standards, all financial instruments are classified into one of the following five categories: 1) held-for-trading, 2) held-to-maturity, 3) loans and receivables, 4) available-for-sale and 5) other financial liabilities. Subsequent measurement and recognition in changes in the value of financial instruments is dependent on initial classification.
Financial assets and liabilities classified as held-for-trading are measured at fair value at each balance sheet date with changes in fair value in subsequent periods included in net income. We do not presently hold assets or liabilities in this category. Held-to-maturity assets and liabilities are measured at amortized cost. Interest income or expense is accrued over the expected life of the instrument. Changes in fair value are recognized in net income only if realized, or impairment in the value of an asset occurs. Our cash and cash equivalents and short-term investments have been classified as held-to-maturity. We do not carry any loans and our receivables are measured at cost. Available-for-sale instruments are measured at fair value at each balance sheet date and unrealized gains or losses arising from changes in fair value are recorded in other comprehensive income until such time as the asset or liability is removed from the balance sheet. Our long-term investment in Poniard Pharmaceuticals, Inc. is classified as available-for-sale. There was no cumulative effect on these unaudited interim consolidated financial statements from the adoption of these financial instrument sections effective April 1, 2006.
Cash and Cash Equivalents
In accordance with HB-3855, we classify our cash and cash equivalents as held-to-maturity and value them at amortized cost. We have the intent and the ability to hold these assets to their maturity dates. Cash and cash equivalents consist of cash on hand, balances with banks, and investments in highly liquid securities that on acquisition have a remaining term to maturity of three months or less. The adoption of HB-3855 has not resulted in a change to the Company’s classification of cash and cash equivalents.
Short-term Investments
Short-term investments consist of bankers’ acceptances, highly liquid investments and low risk commercial paper, having terms to maturity on acquisition of greater than three months and generally less than twelve months. We have the intent and the ability to hold these assets to their maturity dates. Our current portfolio of short-term investments is classified as held-to-maturity, in accordance with HB-3855, and measured at amortized cost. The adoption of HB-3855 has not resulted in a change to the Company’s classification of short-term investments.
Long-term Investment
Our long-term investment represents a portfolio investment in a marketable security which we classify as available-for-sale. Prior to our adoption of HB-1530 and HB-3855, the investment was accounted for using the cost method with unrealized losses being recorded in net income when there was a loss in value of the investment that was other than a temporary decline. With the adoption of HB-1530 and HB-3855, the long-term investment is recorded at fair value with unrealized gains and losses arising from changes in fair value reported in other comprehensive income. Cumulative gains and losses resulting from fair value measurement will continue to be recorded in other comprehensive income until such time as the financial asset is derecognized or becomes impaired. Management reviews the investment quarterly to assess if market fluctuations are a temporary decline or permanent in nature. Losses arising from future assessments that are other than temporary will be recorded in net income. Further details of the financial impact of this fair value measurement are disclosed in Note 4 of our unaudited interim consolidated financial statements.
Comprehensive Income
HB-1530 establishes standards for reporting and displaying comprehensive income. Comprehensive income is defined as the change in equity (net assets) from transactions and other events from non-owner sources. Other comprehensive income is defined as revenues, expenses, gains and losses that, in accordance with primary sources of GAAP, are recognized in comprehensive income, but excluded from net income. The classification of our long-term investment as available-for-sale and measurement at fair value in accordance with HB-3855 has given rise to other comprehensive income in the first two quarters of Fiscal 2007, which is disclosed separately in the unaudited interim consolidated statement of changes in shareholders’ equity.

Stock-based Compensation
The Company adopted the recommendations of the CICA Handbook Section 3870 ‘Stock-based Compensation and Other Stock-based Payments’ (“HB-3870”) for the year ended March 31, 2004. With this change in accounting policy the Company initially adopted the actual method of accounting for forfeitures which more accurately reflected our employment history at the time. As of April 1, 2006, the Company has determined that the estimated method of accounting for forfeitures now more clearly reflects our employment history as a result of further experience with forfeitures. Both methods result in the same aggregate expense by the end of the vesting period, but the pattern of attributing that expense over the vesting period differs under the two methods. As there has been no significant financial impact as a result of the change, no prior period cumulative adjustment has been made.
Current and Long-term Liabilities
The change in the composition of our Board of Directors, as a result of the Special Meeting of Shareholders, triggered a change of control and certain liabilities payable to the Senior Management team. These liabilities include retention and severance payments and provisions for continued benefits for periods of up to 36 months. The termination of our President and CEO and our Vice President of Corporate Development and Communications triggered payments spanning 36 and 24 months respectively. CICA Handbook Section 3461 ‘Employee Future Benefits’ (“HB-3461”) and Emerging Issues Committee Abstract EIC-134 ‘Accounting for Severance and Termination Benefits’ (“EIC-134”) provide recommendations on the different accounting treatments and the timing of recognition of the liability and associated costs of the various types of severance and termination benefits related to the termination of employees’ services prior to normal retirement. Further details on the treatment of each element of the resulting liabilities are disclosed in Note 5 of our unaudited interim consolidated financial statements.
RESULTS OF OPERATIONS
We reported net income of $3,225,000 (or $0.08 per common share basic and diluted) for the fiscal quarter ended September 30, 2006 as compared to a net loss of $9,255,000 (or $0.29 per share) for the same quarter of Fiscal 2006 and a net loss of $18,112,000 (or $0.44 per share) for the first quarter of Fiscal 2007. The positive net income was the result of recognizing significantly increased licensing revenue from Shire and Poniard offset by costs associated with the Tender offers during the quarter including legal and advisory costs of approximately $1.8 million. The remainder of the variance was due in part to the decreased expenditures in the MOZOBIL and AMD070 programs of approximately $1.8 million.
REVENUE
Revenue recognized in the second quarter of Fiscal 2007 was from payments on existing licensing agreements. Interest income is recorded as “Other income” in our unaudited interim consolidated financial statements.
Additional regulatory approvals and an E.U. market launch for FOSRENOL generated U.S.$6 million in milestone payments this quarter. Additionally, we recognized U.S.$10 million in revenue from the renegotiation of the Poniard agreement which is recorded net of a 15% back royalty payable to a research institute under an existing agreement.
EXPENSES
Research and Development
Research and development expenditures in the second quarter of Fiscal 2007 decreased by approximately $2.6 million from those recorded for the previous quarter, the first quarter of Fiscal 2007. This result was expected as our clinical program for MOZOBIL is nearing full enrollment and the AMD070 had incurred higher manufacturing and preclinical testing costs in the first quarter. The MOZOBIL Phase III trials represented approximately $500,000 of the decrease as patient enrollment was completed in the MM trial early in the quarter.

With AMD070, we manufactured additional drug substance during the first quarter (approximately $1.3 million) and the clinical program, which had been managed predominantly by the ACTG until this year, continued with Phase I and II trials managed and fully funded by AnorMED. These two AnorMED-sponsored clinical trials are XACT, a study that is designed to overcome some of the protocol restrictions of the ACTG trial, that began recruitment in the third quarter of Fiscal 2006; and XIST, a drug interaction study that enrolled its first patient in the first quarter of Fiscal 2007.
Stock-based compensation expense for the second quarter of Fiscal 2007, recorded as personnel costs, in research and development expenses and general and administrative expenses, was $273,000 and $91,000, respectively, compared to $474,000 and $159,000, respectively, in the first quarter of Fiscal 2006. Additional details relating to this expense are disclosed in Note 6 and 12 in our unaudited interim consolidated financial statements.
General and Administrative
Included in general and administrative expenses for the second fiscal quarter are $1,756,000 in legal and associated costs related to the proposed Tender offers for the Company’s common shares. These costs include preparing several circulars and other documents, shareholder communications, and financial advisory services. Included in general and administrative expenses for the first fiscal quarter were approximately $2 million in legal and associated costs resulting from the Special Meeting of Shareholders. A further amount of $1.3 million was charged to expense in the fourth fiscal quarter of 2006, related to the meeting. Also, a charge of $2.8 million was recorded in the first fiscal quarter of 2007 relating to severance payments and potential retention payments to Senior Management as a result of change of control provisions in severance agreements. General and administrative costs in the second quarter of Fiscal 2007, excluding these non-recurring costs, were up $1,518,000 almost 76% in comparison to the second quarter of Fiscal 2006 due to a combination of factors. Our efforts in marketing and commercial development initiatives relating to MOZOBIL have increased year over year, including the recruitment of a Vice President of Marketing in September 2006. Maintaining our SEC registration and our NASDAQ listing on August 28, 2006 required incurring increased legal, accounting and insurance costs and we also incurred additional legal costs in the quarter related to the review and updating of a number of corporate documents under the direction of our new Board.
Amortization
Amortization expense increased 17% over the first quarter of Fiscal 2007. Amortization on the office expansion and renovations that were completed in the first quarter of Fiscal 2007 in addition to amortization of the cost of new Electronic Data Management System were primarily responsible for the increase
OTHER EXPENSES
The continuing trend of rising U.S. and Canadian interest rates offset some of the decrease in interest income that resulted from lower average cash and investment balances during the quarter compared to the previous year and quarter. The position of the U.S. dollar in relation to the Canadian dollar remained fairly steady over the quarter. Our long-term investment in common shares of Poniard decreased its carrying value over the quarter and approximately $105,000 was recorded in accumulated other comprehensive loss. For more details on this investment refer to Note 4 of our unaudited interim consolidated financial statements.
LIQUIDITY AND CAPITAL RESOURCES
As of September 30, 2006, we had cash resources of approximately $37 million. A variety of options to access additional capital are possible pending the outcome of the current takeover proposal. Discussions with interested parties surrounding the monetization of non-core assets, partnering of non-MOZOBIL assets and partnering of MOZOBIL outside of the U.S. and the E.U. are currently on hold. Further funding may also be achieved through public or private equity or debt financings. In the event that sufficient capital is unavailable from these sources on a timely basis, we could take steps to reduce our burn rate by reducing or deferring spending on non-MOZOBIL programs or delaying the expansion of additional MOZOBIL studies prior to top-line data becoming available.
Our cash reserves are primarily held in investments with maturities of less than 90 days due to the relatively higher yields that continue to be available for short-term maturities. From inception through to September 30, 2006, we have received approximately $177 million in net cash proceeds from the sale of equity securities by way of private and public financing. These cash resources, in addition to the funds generated from licensing revenue, interest income, and public and private sales of equity, are used to support our continuing clinical studies, research and development initiatives, working capital requirements and general corporate purposes.
As of September 30, 2006, we have no material commitments related to capital projects.
At September 30, 2006, we have a valuation allowance equal to our future tax asset since we have not established a pattern of profitable operations for income tax purposes. We also have 2,360,204 stock options outstanding that are exercisable at prices between $1.75 and $20.10 per share. If all outstanding stock options were exercised, we would receive proceeds of approximately $18 million. As a result of the change in composition of our Board of Directors approved at the Special Meeting of Shareholders, accelerated vesting provisions for existing stock options under the Company’s Incentive Stock Option Plan were triggered. In addition, our Board of Directors accelerated the vesting of all remaining stock options effective October 21, 2006. As a result, the vesting of 699,503 existing stock options for employees will accelerate and become fully exercisable on October 21, 2006. The impact of this accelerated vesting on our stock-based compensation expense is described above and in detail in Notes 6, 8, and 12 of our unaudited interim consolidated financial statements.
Contractual Obligations
The following table lists our contractual obligations as at September 30, 2006. We expect to fund these expenditures out of our available cash and short-term investments.

Payments Due by Period
		Less			More
Contractual Obligations		than 1	1-3	3-5	than 5
(In thousands of Canadian dollars)	Total	year	years	years	years
Long term debt	—	—	—	—	—
Capital lease obligations	—	—	—	—	—
Operating lease obligations (1)	198	198	—	—	—
Research expenditures (2)	9,010	4,175	4,835
Purchase obligations	—	—	—	—	—
Other long-term obligations	—	—	—	—	—

Total	9,208	4,373	4,835	—	—

(1)	Represents minimum lease payments under an operating lease for our premises.

(2)	Represents committed expenditures under collaborative agreements. For further details refer to Note 7 of our unaudited interim consolidated financial statements.
Off-Balance Sheet Arrangements
We do not have any off-balance sheet arrangements, have not signed any letters of credit and have not granted any performance bonds.

Related Party Transactions
We did not have any transactions with related parties during the year that are outside of the normal course of our business and are reportable under Canadian GAAP.
Outstanding Share Data
As at October 25, 2006, we had 42,145,344 issued and outstanding common shares. In addition, as at October 25, 2006, we had 2,179,371 stock options outstanding to purchase common shares at exercise prices ranging from $1.75 to $20.10. The maximum number of authorized common shares available for issuance under our stock option plan is 5,100,000. Refer to Note 6 of our unaudited interim consolidated financial statements for additional details up to September 30, 2006.
RISK FACTORS
You should carefully consider the risks described below, together with all of the information disclosed in our Annual Information Form and our audited annual consolidated financial statements for the year ended March 31, 2006 and this MD&A. If any of the following risks materialize, our business, financial condition, results of operations and future prospects will likely be materially and adversely affected. The risks described below are not the only ones that may exist. Additional risks not currently known by us or that we consider immaterial at the present time may also impair our business, financial condition, results of operations and future prospects.
Risks and uncertainties related to our financial performance and certain industry factors are discussed in detail in the “Management’s Discussion and Analysis” section of our 2006 Annual Report, the “Risk Factors” section of our Annual Information Form filed June 29, 2006, Exhibit 99.2 of the Form 40-F filed with the SEC on June 30, 2006, and in the section entitled “RISK FACTORS” in our Short Form Base Shelf Prospectus dated September 11, 2006, all of which are available free of charge at www.sedar.com or from our Secretary. Other risks and uncertainties related to our financial performance include the following:
•	our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally and specifically drug candidates that interact with chemokine receptors (the area of cellular and molecular biology where we are primarily focused), (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals prior to commercialization;
•	clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;
•	our lack of any revenues from the sale of our products, history of operating losses and expectation that we will incur additional losses in the future;
•	our ability to raise substantial additional financing required to fund further research and development, conduct planned preclinical and clinical studies, and obtain regulatory approvals;
•	our ability to obtain and protect patents and other intellectual property rights for our drug candidates;
•	our ability to operate without infringing on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards, including hazardous materials and environmental regulations;
•	development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;

•	our ability to establish a successful commercialization program for our products either through resources we establish or through outsourcing contracts with third parties;
•	our ability to obtain raw materials and manufacture products in commercial quantities at acceptable costs;
•	our ability to hire and retain key management and scientific personnel;
•	changes in government regulation, medical and healthcare standards, and drug reimbursement policies of government and other third party payors;
•	changes in foreign currency exchange rates;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	our dependence on collaborative partners;
•	further equity financing may substantially dilute the interests of our shareholders;
•	our business is governed by Canadian corporate and securities laws which may differ from corporate governance requirements under laws applicable in our shareholders’ place of residence;
•	our business is not a Passive Foreign Investment Company at this time; however, should our status change this might adversely affect the tax status of our U.S. shareholders; and
•	our business is governed by the federal laws of Canada and U.S. shareholders may not be able to obtain enforcement of civil liabilities against us and certain of our directors and officers.
We encourage you to read those descriptions carefully. Although we have attempted to identify important risks, uncertainties and other factors that could cause materially affect our business, financial condition and results of operations and that could cause actual results or events to differ from those expressed or implied in our forward-looking statements, there may be other factors that cause actual results or events to differ from those expressed or implied in the forward-looking statements.
QUARTERLY FINANCIAL DATA
The following table presents our unaudited interim consolidated results of operations for each of our last eight quarters. This data has been derived from our unaudited interim consolidated financial statements, which were prepared on the same basis as the annual audited consolidated financial statements. These unaudited interim results should be read in conjunction with our audited consolidated financial statements for the years ended March 31, 2006 and March 31, 2005:
(In thousands of Canadian dollars, except per share data)

	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30
	2004	2005	2005	2005	2005	2006	2006	2006
Revenue	21,600	347	25	—	—	270	4	16,265
Net income (loss)	15,848	(7,619)	(8,025)	(9,255)	(11,403)	(12,784)	(18,112)	3,225
Income (loss) per share(1)	0.50	(0.24)	(0.25)	(0.29)	(0.34)	(0.32)	(0.44)	0.08

(1)	Diluted loss per share has not been presented since our stock options were anti-dilutive.

Quarterly Trends
The quarterly trend of our expenditures reflects the continued advancement of our clinical programs and the expansion of our in-house development capabilities as we move towards establishing ourselves as a commercial enterprise. Over the past eight quarters we have progressed from Phase II clinical trials into Phase III trials for MOZOBIL, which were initiated in the quarter ended March 31, 2005. The majority of recruitment costs for the Phase III trials has been substantially incurred by the end of the second quarter of Fiscal 2007. The past three fiscal quarters have included an expanded AMD070 clinical program in both Phase I and II trials. Although we are still continuing our collaboration with the ACTG, the new AMD070 trial costs are being managed and fully funded by us. During these two years we have manufactured drug product and drug substance for both clinical drug candidates, which also incurred analytical costs to evaluate, validate and provide ongoing stability testing. Our in-house research programs have continued to focus on developing a CCR5 clinical candidate, developing backup CXCR4 inhibitors for HIV and evaluating CXCR4 inhibitors in oncology. In the quarters ended March 31, 2006 and June 30, 2006 we incurred expenses of $1.3 million and $4.8 million, respectively, related to the Special Meeting of Shareholders. These amounts are comprised of legal and associated costs as well as potential retention payments and severance costs which were incurred as a result of the changes to Senior Management following the meeting. In the quarter ended September 30, 2006 we received milestone revenue of approximately U.S.$16 million. We also incurred legal and other costs of approximately $1.8 million related to certain take-over proposals.